UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Navios Maritime Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y62197119

(CUSIP Number)

Navios Maritime Holdings Inc.

Attn: Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

Tel. No. + 37797982140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y621967119

1	NAMES OF REPORTING PERSONS Angeliki Frangou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,228,720 (includes shares owned by Raymar Investments S.A. and Amadeus Maritime S.A.) (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,228,720 (includes shares owned by Raymar Investments S.A. and Amadeus Maritime S.A.) (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,228,720 (includes shares owned by Raymar Investments S.A. and Amadeus Maritime S.A.) (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0% (1) (2)
14	TYPE OF REPORTING PERSON IN

(1)

Amounts include vested options to purchase shares of Common Stock of the Issuer and unvested options to purchase Common Stock of the Issuer which will vest within 60 days of the date hereof in an aggregate amount of 523,384. Amounts do not include 83,334 unvested options, restricted share units and share appreciation rights to purchase or acquire shares of Common Stock of the Issuer. When such options, units and rights vest, Ms. Frangou will beneficially own 4,312,054 shares of the Issuer’s common stock, representing approximately 31.4% of the Issuer’s outstanding Common Stock as of the date hereof.

(2)	Based on 13,133,806 shares of Common Stock issued and outstanding as of June 30, 2019.

CUSIP No. Y621967119

1	NAMES OF REPORTING PERSONS Amadeus Maritime S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,272,793
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,272,793
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,793
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y621967119

1	NAMES OF REPORTING PERSONS Raymar Investments S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,374,219
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,374,219
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON CO

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 12 (“Amendment No. 12”), and by Amendment No. 1 filed on February 2, 2005, Amendment No. 2 filed on May 27, 2005, Amendment No. 3 filed on July 29, 2005, Amendment No. 4 filed on February 16, 2006, Amendment No. 5 filed on May 18, 2007, Amendment No. 6 filed on June 5, 2007, Amendment No. 7 filed on October 28, 2010, Amendment No. 8 filed on April 29, 2014, Amendment No. 9 filed on May 15, 2015, Amendment No. 10 filed on April 12, 2007 and Amendment No. 11 filed on April 13, 2018, all other provisions of the Schedule 13D filed by the Reporting Persons on December 16, 2004 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

On January 3, 2019, the Issuer effected a 1:10 reverse split of its common stock. The share numbers reflected in this Amendment No. 12 have been updated to reflect this reverse split.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented to include the following:

Purchase of Ship Management Division

On August 30, 2019, entities controlled by Ms. Frangou, namely N Shipmanagement Acquisition Corp., Alegria Shiptrade Co., and Olympos Maritime Ltd (collectively, “NSAC”) entered into a Purchase Agreement with the Issuer and certain of its subsidiaries (the “Purchase Agreement”), pursuant to which NSAC acquired 100% of the equity interests of Navios Shipmanagement Holdings Corporation (a holding company subsidiary of the Issuer which owns 100% of Navios Shipmanagement Inc., Navios Tankers Management Inc. Navios Containers Management Inc., Kleimar LTD and Navios Corporation Management Inc., the Issuer’s subsidiaries that provide ship management services) (“Shipmanagement Holdings”), the general partner of Navios Maritime Containers L.P. and the general partner interests in Navios Maritime Partners L.P. The aggregate consideration paid by NSAC in the transaction, including assumption of liabilities, was $20.0 million.

In connection with the transactions contemplated by the Purchase Agreement, the Issuer entered into a Management Agreement and an Administrative Services Agreement pursuant to which subsidiaries of NSAC will provide technical and commercial ship management services and certain administrative services to the Issuer. In addition, the Issuer and Shipmanagement Holdings entered into a secured loan agreement (the “Loan Agreement”) whereby the Issuer agreed to repay Shipmanagement Holdings $125.0 million (the “Loan Amount”) over a term of five years, which Loan Amount generally reflects the net amount of liabilities of the Issuer to the entities acquired by NSAC. The Loan Amount is subject to a post-closing adjustment pursuant to the terms of that certain Contribution Agreement, dated as of August 29, 2019, by and among the Issuer, Shipmanagement Holdings, Navios Shipmanagement Inc., Navios Tankers Management Inc., Navios Containers Management Inc., Kleimar LTD, and Navios Corporation Management Inc., pursuant to which the Issuer completed an internal reorganization prior to the transactions contemplated by the Purchase Agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby supplemented to include the following:

Purchase Agreement, dated as of August 30, 2019, by and among N Shipmanagement Acquisition Corp., Alegria Shiptrade Co., Olympos Maritime Ltd, Navios Maritime Holdings Inc. and Navios GP L.L.C. (Incorporated by reference to Exhibit 99.6 to Form 6-K filed by Navios Holdings with the SEC on September 4, 2019).

Management Agreement, dated as of August 29, 2019, by and between Navios Maritime Holdings Inc. and Navios Shipmanagement Inc. (Incorporated by reference to Exhibit 99.2 to Form 6-K filed by Navios Holdings with the SEC on September 4, 2019).

Administrative Services Agreement, dated as of August 29, 2019, by and between Navios Maritime Holdings Inc. and Navios Shipmanagement Inc. (Incorporated by reference to Exhibit 99.3 to Form 6-K filed by Navios Holdings with the SEC on September 4, 2019).

Secured Loan Agreement, dated as of August 29, 2019, by and between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation (Incorporated by reference to Exhibit 99.5 to Form 6-K filed by Navios Holdings with the SEC on September 4, 2019).

Contribution Agreement, dated as of August 29, 2019, by and among Navios Shipmanagement Holdings Corporation, Navios Shipmanagement Inc., Navios Tankers Management Inc., Navios Containers Management Inc., Kleimar LTD, Navios Corporation Management Inc. and Navios Maritime Holdings Inc, (Incorporated by reference to Exhibit 99.4 to Form 6-K filed by Navios Holdings with the SEC on September 4, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 9, 2019

/s/ Angeliki Frangou
Angeliki Frangou

Amadeus Maritime S.A.

By:	/s/ Brigido Navarro
Name:	Mr. Brigido Navarro
Title	President

Raymar Investments S.A.

By:	/s/ Victor Alvarado
Name:	Mr. Victor Alvarado
Title	President